Unilever PLC Completion of demerger of Unilever’s Ice Cream Business Unilever PLC (“Unilever”) announces that, on Saturday 6 December 2025, it completed the demerger of its ice cream business, now known as The Magnum Ice Cream Company N.V. (“TMICC”) (the “Demerger”). Trading in the shares of TMICC (ticker “MICC”) will commence today (Monday 8 December 2025) at (i) 9:00 a.m. (Amsterdam time) on Euronext Amsterdam, (ii) 8:00 a.m. (London time) on the London Stock Exchange, and (iii) 9:30 a.m. (New York time) on the New York Stock Exchange. Update on Share Consolidation At the General Meeting of Unilever on 21 October 2025, Unilever shareholders approved the consolidation (or the subdivision and consolidation) of ordinary shares in Unilever (the "Share Consolidation") in connection with the Demerger. The Share Consolidation is intended to maintain comparability, so far as practicable, between Unilever’s share price and per share metrics (including earnings per share and dividends per share) before and after the Demerger. Unilever expects the Share Consolidation to take place after the market closes today (Monday 8 December 2025) and become effective tomorrow (Tuesday 9 December 2025). Unilever expects to announce the consolidation ratio later today. It is expected that admission and dealings in the new ordinary shares in Unilever following the Share Consolidation will commence on Tuesday 9 December 2025 on the London Stock Exchange at 8:00 a.m. (London time) and on Euronext Amsterdam at 9:00 a.m. (Amsterdam time) and admission and dealings in new Unilever American Depositary Shares will commence on Tuesday 9 December 2025 on the New York Stock Exchange at 9:30 a.m. (New York time). Further information on the Share Consolidation can be found in the circular to shareholders published on 2 October 2025 (the “Circular”). The Circular is available on Unilever's website at www.unilever.com/gm. Shareholders are encouraged to read the Circular in full. For further information, please contact: Investor Relations: Investor.Relations@unilever.com Unilever Press Office: Press-Office.London@unilever.com

Cautionary Statement This announcement may contain forward-looking statements within the meaning of the securities laws of certain jurisdictions, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Words and terminology such as 'will', 'aim', 'expects', 'anticipates', 'intends', 'looks', 'believes', 'vision', 'ambition', 'target', 'goal', 'plan', 'potential', 'work towards', 'may', 'milestone', 'objectives', 'outlook', 'probably', 'project', 'risk', 'continue', 'should', 'would be', 'seeks', or the negative of these terms and other similar expressions of future performance, results, actions or events, and their negatives, are intended to identify such forward-looking statements. Forward-looking statements also include, but are not limited to, statements and information regarding Unilever's emissions reduction and other sustainability-related targets and other climate and sustainability matters (including actions, potential impacts and risks and opportunities associated therewith). Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Unilever Group (the "Group") (including during management presentations) in connection with this announcement. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance or outcomes. All forward-looking statements contained in this announcement are expressly qualified in their entirety by the cautionary statements contained in this section. Readers should not place undue reliance on forward-looking statements. Because these forward-looking statements involve known and unknown risks and uncertainties, a number of which may be beyond the Group's control, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially from the forward-looking statements expressed in this announcement are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; the effect of climate change on Unilever's business; Unilever's ability to find sustainable solutions to its plastic packaging; significant changes or deterioration in customer relationships; the recruitment and retention of talented employees; disruptions in Unilever's supply chain and distribution; increases or volatility in the cost of raw materials and commodities; the production of safe and high-quality products; secure and reliable IT infrastructure; execution of acquisitions, divestitures and business transformation projects, including the proposed separation of our Ice Cream business and the proposed consolidation of our share capital in connection with the demerger; economic, social and political risks and natural disasters; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters and practices with regard to the interpretation and application thereof and emerging and developing ESG reporting standards including differences in implementation of climate and sustainability policies in the regions where the Group operates. The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. Forward-looking statements are not predictions of future events. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Group expressly disclaims any intention, obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. New risks and uncertainties arise over time, and it is not possible for us to predict those events or how they may affect us. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual events, to differ materially from those contained in any forward-looking statements. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2024 and the Unilever Annual Report and Accounts 2024.